Schedule A
to the Shareholder Servicing Plan

(as amended on October 16, 2014 to add the Retail Class to Scharf Fund;
effective as of January 28, 2015)

Series or Fund and Class of Advisors Series Trust	Shareholder Servicing Plan Fee as a % of Average Daily Net Assets
Scharf Fund
Institutional Class*	0.10%
Retail Class	0.10%
Scharf Balanced Opportunity Fund
Investor Class	0.10%
* The former Investor Class was re-designated as the Institutional Class effective as of January 28, 2015.

Acknowledged by:

Scharf Investments, LLC

By:	/s/ Brian A. Krawez
Name:	Brian A. Krawez
Title:	President